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Exhibit 99.5

Pricewaterhouse Coopers LLP PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

CONSENT OF INDEPENDENT ACCOUNTANTS

        We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Geac Computer Corporation Limited of our report dated June 22, 2005 relating to the consolidated financial statements of Geac Computer Corporation Limited, which appears in the Annual Report to Shareholders.

                      /s/ PricewaterhouseCoopers LLP
                      Chartered Accountants

Toronto, Canada
June 22, 2005

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  Exhibit 99.5